Exhibit 8.2

                                        APT SATELLITE TELECOMMUNICATIONS LIMITED

                                        Financial Statements
                                        Years ended December 31, 2001, 2002 and 2003
                                        and Report of Independent Registered Public Accounting Firm

APT SATELLITE TELECOMMUNICATIONS LIMITED

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	2
Balance Sheets as of December 31, 2002 and 2003	3&4
Statements of Income for the years ended December 31, 2001, 2002 and 2003	5
Statements of Changes in Shareholders’ Equity for the years ended December 31, 2001, 2002 and 2003	6
Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	7
Notes to Financial Statements	8-27

APT SATELLITE TELECOMMUNICATIONS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Shareholders of
APT Satellite Telecommunications Limited:

We have audited the accompanying balance sheet of APT Satellite Telecommunications Limited (the “Company”) as of December 31, 2003 and the related statements of income, shareholders’ equity and cash flows for the year ended December 31, 2003, all expressed in Hong Kong dollars. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America and Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flow for the year ended December 31, 2003 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the financial statements.

The accompanying financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 2 to the financial statements.

KPMG
Hong Kong

April 13, 2004

APT SATELLITE TELECOMMUNICATIONS LIMITED

BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2003
(Amounts stated in thousands)

			December 31,
	Note		2002	2003	2003
			HK$	HK$	US$
			(unaudited)
ASSETS
Current assets
Cash and cash equivalents			4,487	13,563	1,739
Pledged bank deposits	8	(c)	10,565	1,426	183
Trade receivables			3,037	1,670	214
Amounts due from related companies			1,040	947	121
Deposits, prepayments and other receivables			2,785	1,621	208

Total current assets			21,914	19,227	2,465

Property, plant and equipment, net	4		129,024	—	—
Investment property	5		—	154,000	19,744
Other assets	6		23,800	—	—

TOTAL ASSETS			174,738	173,227	22,209

See accompanying notes to the financial statements.

APT SATELLITE TELECOMMUNICATIONS LIMITED

BALANCE SHEETS (continued)
AS OF DECEMBER 31, 2002 AND 2003
(Amounts stated in thousands)

		December 31,
	Note	2002	2003	2003
		HK$	HK$	US$
		(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade and other payables	7	18,724	32,283	4,139
Amounts due to related companies		101	1,009	129

Total current liabilities		18,825	33,292	4,268

Amounts due to a related company		—	13,500	1,731
Amounts due to shareholders		94,936	103,844	13,314

TOTAL LIABILITIES		113,761	150,636	19,313

Contingencies and commitments	8
Shareholders’ equity
Capital stock - Common stock	9	88,300	153,792	19,717
Revaluation reserve		—	14,000	1,795
Accumulated losses		(27,323)	(145,201)	(18,616)

Total shareholders’ equity		60,977	22,591	2,896

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		174,738	173,227	22,209

See accompanying notes to the financial statements.

APT SATELLITE TELECOMMUNICATIONS LIMITED

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts stated in thousands)

			Years ended December 31,
	Note		2001	2002	2003	2003
			HK$	HK$	HK$	US$
			(unaudited)	(unaudited)
Operating revenues
Service income received from:
Unaffiliated customers			5,511	19,179	17,546	2,249
Related parties	12		18,924	24,311	6,641	852

Total revenues			24,435	43,490	24,187	3,101

Costs and expenses
Cost of service including depreciation and amortization of 2001: HK$259, 2002: HK$4,109 and 2003: HK$2,852			(24,705)	(50,079)	(32,493)	(4,166)
Selling, general and administrative			(8,740)	(12,511)	(22,418)	(2,874)

Total costs and expenses			(33,445)	(62,590)	(54,911)	(7,040)

			(9,010)	(19,100)	(30,724)	(3,939)
Other operating revenues
Interest income - net			1,872	539	130	17
Other income			319	300	1,734	222
Impairment loss recognized in respect of property, plant and equipment, and other assets			—	—	(89,018)	(11,413)

Loss before income taxes	13	(c)	(6,819)	(18,261)	(117,878)	(15,113)
Provision for income taxes	10		—	—	—	—

Net loss			(6,819)	(18,261)	(117,878)	(15,113)

See accompanying notes to the financial statements.

APT SATELLITE TELECOMMUNICATIONS LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts stated in thousands)

	Capital	Revaluation	Accumulated
	stock	reserve	losses	Total
	HK$	HK$	HK$	HK$
Balance at January 1, 2001 (unaudited)	—	—	(2,243)	(2,243)
Shares issued	88,300	—	—	88,300
Net loss for the year	—	—	(6,819)	(6,819)

Balance at January 1, 2002 (unaudited)	88,300	—	(9,062)	79,238
Net loss for the year	—	—	(18,261)	(18,261)

Balance at January 1, 2003 (unaudited)	88,300	—	(27,323)	60,977
Shares issued	65,492	—	—	65,492
Surplus on revaluation of investment property	—	14,000	—	14,000
Net loss for the year	—	—	(117,878)	(117,878)

At December 31, 2003	153,792	14,000	(145,201)	22,591

At December 31, 2003 (in US$)	19,717	1,795	(18,616)	2,896

See accompanying notes to the financial statements.

APT SATELLITE TELECOMMUNICATIONS LIMITED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts stated in thousands)

	Years ended December 31,
	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(unaudited)	(unaudited)
Operating activities
Loss before income taxes	(6,819)	(18,261)	(117,878)	(15,113)
Adjustments for:
Depreciation and amortization	259	4,109	2,852	366
Impairment losses recognized	—	—	89,018	11,413
Interest income	(1,872)	(539)	(130)	(17)
Provision for bad debts	—	—	64	8
Loss/(gain) on disposal of property, plant and equipment, and other assets	—	2	(1,377)	(176)

Operating loss before changes in working capital	(8,432)	(14,689)	(27,451)	(3,519)
(Increase)/decrease in trade receivables	(4,620)	1,584	1,303	167
Decrease/(increase) in amounts due from related companies	109	(1,040)	93	12
(Increase)/decrease in deposits, prepayments and other receivables	(2,787)	2,053	1,164	149
Increase/(decrease) in trade and other payables	3,369	(3,089)	13,559	1,738
Increase/(decrease) in amounts due to related companies	2,061	(2,335)	14,408	1,847

Net cash (used in)/from operating activities	(10,300)	(17,516)	3,076	394

Investing activities
Payment for the purchase of property, plant and equipment	(51,846)	(60,645)	(90,028)	(11,542)
Payment for the purchase of other assets	—	(25,350)	—	—
Proceeds from sale of property, plant and equipment, and other assets	—	—	12,359	1,585
Interest received	1,781	520	130	17
(Increase)/decrease in pledged bank deposits	(24,797)	17,283	9,139	1,171

Net cash used in investing activities	(74,862)	(68,192)	(68,400)	(8,769)

Financing activities
Advances from shareholders	28,661	43,000	8,908	1,142
Proceeds from shares issued	88,300	—	65,492	8,397

Net cash from financing activities	116,961	43,000	74,400	9,539

Net cash and cash equivalents	31,799	(42,708)	9,076	1,164
Cash and cash equivalents at January 1,	15,396	47,195	4,487	575

Cash and cash equivalents at December 31,	47,195	4,487	13,563	1,739

Analysis of the balance of cash and cash equivalents
Deposits with banks	45,622	2,145	9,352	1,199
Cash at bank and in hand	1,573	2,342	4,211	540

Cash and cash equivalents at December 31,	47,195	4,487	13,563	1,739

See accompanying notes to the financial statements.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

APT Satellite Telecommunications Limited (the “Company”) is a private limited company incorporated in Hong Kong.

The Company completed the reorganization on October 10, 2003, whereby its entire cable interests were sold to Singapore Telecommunications Limited, the immediate holding company of one of the Company’s shareholders at HK$5,560; while the Fixed Carrier Licence and all its related business were sold to APT Telecom Services Limited, the fellow subsidiary of another shareholder of the Company at HK$6,800, respectively. A surrender of service and facilities leasing agreement between the Company and APT Satellite Company Limited, the holding company of one of the Company’s shareholders, was executed on the same date in respect of a premises of 6,850 sq. ft. located at the Tai Po Industrial Estate for a total compensation of HK$13,500 by 5 equal instalments with the first payment date being February 1, 2005.

The principal activities of the Company had been engaging in the provision of telecommunication services under the Fixed Carrier Licence. After the completion of the construction of the building on June 24, 2003 and the reorganization, the Company is engaged in property leasing and related facilities management services. For the year ended December 31, 2003, no rental income was recorded in respect of investment property since the Company has not contracted with tenants during the year.

2.	BASIS OF PRESENTATION

The financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong (“HK GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences between HK GAAP and US GAAP are summarized in note 15.

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties as explained in the accounting policies set out below.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The financial statements of the Company are expressed in Hong Kong dollars (“HK$”). The translations of amounts from Hong Kong dollars into United States dollars for convenience of the reader have been made at the rate on December 31, 2003 of HK$7.80 = US$1.00. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2003, or any other certain date.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Property, plant and equipment, and investment property

(i)	Fixed assets are carried in the balance sheets on the following bases:

–	investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which is assessed annually by external qualified valuers; and

–	construction in progress is stated at specifically identified cost, including aggregate cost of development, materials and supplies, wages and other direct expenses, less impairment losses (see note 3(d)); and

–	plant, machinery and other fixed assets, are stated in the balance sheet at cost less accumulated depreciation (see note 3(c)) and impairment losses (see note 3(d)).

(ii)	Changes arising on the revaluation of investment properties are generally dealt with in reserves. The only exceptions are as follows:

–	when a deficit arises on revaluation, it will be charged to the statement of income, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties immediately prior to the revaluation; and

–	when a surplus arises on revaluation, it will be credited to the statement of income, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties had previously been charged to the statement of income.

(iii)	Subsequent expenditure relating to a fixed asset that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

(iv)	Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the statement of income on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the statement of income for the year.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Jointly controlled assets

The Company’s share of jointly controlled assets, and its share of any liabilities incurred in relation to the jointly controlled assets are recognized in the balance sheets and classified according to the nature of the relevant item. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Company’s share of the output of the joint ventures, together with its share of any expenses incurred by the joint ventures, or in relation to its interests in the jointly controlled assets, are recognized when it is probable that economic benefits associated with the transactions will flow to or from the Company, as applicable.

(c)	Amortization and depreciation

(i)	No depreciation is provided on investment properties with an unexpired lease term of over 20 years or on freehold land.

(ii)	No depreciation is provided on construction in progress until such time as the relevant assets are completed and ready for its intended use.

(iii)	Depreciation is calculated to write off the cost of property, plant and equipment, and other assets on a straight-line basis over their estimated useful lives as follows:

Leasehold improvements	4 to 5 years
Computer equipment	2 to 5 years
Furniture and fixtures	2 to 5 years
Telecommunication equipment	2 to 10 years
Motor vehicle	2 to 5 years
Jointly controlled assets	19 to 25 years

(d)	Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the property, plant and equipment may be impaired or an impairment loss previously recognized no longer exists or may have decreased.

If any such indication exists, the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, or are amortized over more than 20 years from the date when the assets is available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized in the statement of income whenever the carrying amount of an asset exceeds its recoverable amount.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Impairment of assets (continued)

(i)	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii)	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the statement of income in the year in which the reversals are recognized.

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. None of the Company’s cash and cash equivalents is restricted as to withdrawal.

(f)	Employee benefits

(i)	Salaries, annual bonuses, paid annual leave and the cost to the Company of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Company. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	Contributions to Mandatory Provident Funds, as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the statement of income as incurred.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Income tax

(i)	Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the statements of income except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

(ii)	Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii)	Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Company controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Income tax (continued)

(iii)	(continued)

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv)	Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

–	in the case of current tax assets and liabilities, the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority.

(h)	Revenue recognition

Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the statement of income as follows:

(i)	Rental income from operating leases

Rental income receivable under operating leases is recognized in the statement of income in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognized in the statement of income as an integral part of the aggregate net lease payments receivable.

(ii)	Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date.

(j)	Related parties

For the purposes of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(k)	Use of estimates

The preparation of financial statements in conformity with HK GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those assumptions.

4.	PROPERTY, PLANT AND EQUIPMENT

			Furniture	Telecom-			Jointly
	Leasehold	Computer	and	munication	Motor	Construction	controlled
	improvements	equipment	fixtures	equipment	vehicle	in progress	assets	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Cost :
At January 1,2003 (unaudited)	290	346	108	9,705	204	92,802	28,392	131,847
Additions	54	1	—	725	—	90,048	—	90,828
Disposals	(344)	(347)	(108)	(10,430)	(204)	—	(28,392)	(39,825)
Impairment loss	—	—	—	—	—	(42,850)	—	(42,850)
Transfer to investment property	—	—	—	—	—	(140,000)	—	(140,000)

At December 31, 2003	—	—	—	—	—	—	—	—

Aggregate amortization and depreciation :
At January 1,2003 (unaudited)	53	104	25	1,427	78	—	1,136	2,823
Charge for the year	32	38	16	1,434	29	—	531	2,080
Impairment loss	218	123	—	1,489	19	—	23,797	25,646
Written back on disposal	(303)	(265)	(41)	(4,350)	(126)	—	(25,464)	(30,549)

At December 31, 2003	—	—	—	—	—	—	—	—

Net book value:
At December 31, 2003	—	—	—	—	—	—	—	—

At December 31, 2002 (unaudited)	237	242	83	8,278	126	92,802	27,256	129,024

The jointly controlled assets represented the Company’s interest in a submarine cable network.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

4.	PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment loss

During 2003, the directors of the Company conducted a review of the Company’s fixed assets and determined that certain fixed assets were impaired due to the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, impairment loss of HK$68,496 has been recognized and charged to the statements of income for the year ended December 31, 2003. The Company did not have any impairment in 2002. The Company disposed of all its plant and equipment on October 10, 2003 pursuant to the reorganization (see note 1).

5.	INVESTMENT PROPERTY

After the completion of the building on June 24, 2003, the property was transferred to fixed assets at its carrying amount. Subsequently, management changed its intention of holding property from held for its own use to for rental purposes, the investment property was reclassified from land and buildings during the year at a carrying value of HK$140,000 and was revalued at December 31, 2002 and 2003 at HK$nil and HK$154,000, respectively, by American Appraisal China Limited, an independent professional property valuer, on an open market value basis by reference to net rental income allowing for reversionary income potential. The revaluation surplus of HK$nil and HK$14,000 has been transferred to the investment property revaluation reserve for the years ended December 31, 2002 and 2003, respectively.

The investment property is located on a medium-term leasehold land in Hong Kong.

Investment property
HK$
Cost or valuation:
At January 1, 2003 (unaudited)	—
Transfer from construction in progress	140,000
Surplus on revaluation	14,000

At December 31, 2003, at valuation	154,000

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

6.	OTHER ASSETS

In 2002, the Company paid US$3,250 (equivalent to HK$25,350) for acquiring an exclusive and indefeasible right of use for 15 years of a submarine cable commencing from February 2002. The amount was capitalized as other assets and amortized on a straight-line basis over the period of the right of use. For the years ended December 31, 2002 and 2003, amortization of HK$1,550 and HK$772 has been charged to the statements of income, respectively.

Impairment loss

During 2003, the directors of the Company conducted a review of the Company’s other assets and determined that certain other assets were impaired due to the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, impairment loss of HK$20,522 has been recognized and charged to the statement of income for the year ended December 31, 2003. The Company disposed of all its other assets on October 10, 2003 pursuant to the reorganization (see note 1).

7.	TRADE AND OTHER PAYABLES

	2002	2003
	HK$	HK$
	(unaudited)
Accrued costs for construction in progress	11,623	—
Accrued costs for construction of investment property	—	27,461
Trade and other payables	7,101	4,822

	18,724	32,283

8.	CONTINGENCIES AND COMMITMENTS

(a)	Capital commitments:

At December 31, 2002 and 2003, the Company had contracted but not provided for capital commitments of HK$126,194 and HK$37,992, respectively, mainly in respect of acquisition of property, plant and equipment.

(b)	Leasing arrangements - operating lease:

(i)	The Company as lessee

At December 31, 2002 and 2003, the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of telecommunication network facilities which fall due within one year amounting to HK$8,236 and HK$nil.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

8.	CONTINGENCIES AND COMMITMENTS (continued)

(b)	Leasing arrangements - operating lease: (continued)

(i)	The Company as lessee (continued)

In addition, the Company has contracted with the immediate holding company of one of the Company’s shareholders in respect of rented premises and services and facilities lease under non-cancellable operating lease. The future minimum lease payments were calculated based on the terms of the operating lease agreement which fall due as follows:

	2002	2003
	HK$	HK$
	(unaudited)
Telecommunication network facilities:
2003	4,330	—
2004	4,110	—
2005	4,110	—
2006	4,110	—
2007	4,110	—
Thereafter	16,795	—

Total	37,565	—

(ii)	The Company as lessor

At December 31, 2002 and 2003, the Company had contracted with third parties and the immediate holding company of one of the Company’s shareholders for future minimum lease payments under non-cancellable operating leases in respect of leasing of satellite transponders and other telecommunication network facilities which fall due within one year amounting to HK$9,143 and HK$nil.

(c)	At December 31, 2002 and 2003, the Company had pledged bank deposits amounted to HK$10,565 and HK$1,426, respectively, with a bank to secure general banking facilities granted to the Company.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

9.	COMMON STOCK

		Issued and
	Number	fully paid
	of shares	capital stock
		HK$
Ordinary shares of HK$1 each
Balance at January 1, 2002 and at January 1, 2003 (unaudited)	88,300	88,300
New shares issued during the year	65,492	65,492

Balance at December 31, 2003	153,792	153,792

The Company’s authorized share capital is 1,000,000 shares of HK$1 each. There were no changes in the Company’s authorized share capital during either year.

By an resolution of shareholders of the Company passed on June 30, 2003, the Company’s issued share capital was increased to HK$153,792 by the allotment of an additional 65,492 ordinary shares of HK$1 each, ranking pari passu with the existing shares of the Company.

10.	INCOME TAXES IN THE STATEMENT OF INCOME

No provision for Hong Kong Profits Tax has been made in the financial statements as the Company has no assessable profit for the years ended December 31, 2001, 2002 and 2003.

In March 2003, the Hong Kong government announced an increase in Profits Tax rate applicable to the Company’s operations in Hong Kong from 16% to 17.5%. This increase is taken into account in the preparation of the Company’s 2003 financial statements. Accordingly, the provision for Hong Kong Profits Tax for 2003 is calculated at 17.5% of the estimated assessable profits for the year.

Reconciliation between tax expense and accounting loss at the applicable tax rates:

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(unaudited)	(unaudited)
Loss before tax	(6,819)	(18,261)	(117,878)

Notional tax on loss before tax, calculated at the rates applicable to losses in Hong Kong	(1,091)	(2,922)	(20,629)
Tax effect of non-deductible expenses	5	—	17,879
Tax effect of non-taxable revenue	(249)	(28)	(203)
Tax effect of unused tax losses not recognized	1,335	2,950	2,953

Actual tax expenses	—	—	—

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

11.	INCOME TAXES IN THE BALANCE SHEET

(a)	Deferred tax assets and liabilities recognized:

The components of deferred tax (assets)/liabilities recognized in the balance sheet and the movements during the years ended December 31, 2002 and 2003 are as follows:

	Depreciation
	allowances
	in excess
	of related
	depreciation	Losses	Total
	HK$	HK$	HK$
Deferred tax arising from:
At 1 January, 2002 (unaudited)	213	(213)	—
Charged/(credited) to statement of income	767	(767)	—

At 31 December, 2002 (unaudited)	980	(980)	—

At 1 January, 2003 (unaudited)	980	(980)	—
Charged/(credited) to statement of income	(980)	980	—

At 31 December, 2003	—	—	—

(b)	Deferred tax assets not recognized:

The Company had not recognized deferred tax assets in respect of tax losses of HK$26,487 and HK$48,884 for the years ended December 31, 2002 and 2003, respectively, due to the unpredictability of future profit streams. The tax losses do not expire under current tax legislation.

Deferred tax has not been provided on the surplus arising on the revaluation of the Company’s property because gain/loss on the disposal of this asset would not be subject to taxation. Accordingly, the surplus arising on revaluation does not institute a timing difference.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

12.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2001, 2002 and 2003, the Company entered into the following transactions with related parties:

		Years ended December 31,
	Note	2001	2002	2003
		HK$	HK$	HK$
		(unaudited)	(unaudited)
Operating lease rental in respect of leasing satellite transponders and other telecommunication network facilities paid and payable to group companies of the Company’s shareholders	(i )	7,259	22,784	11,202
Rental income on leasing satellite transponders and other telecommunication network facilities received and receivable from the group companies of one of the Company’s shareholders	(i )	18,924	24,311	6,641
Management services fee income received and receivable from group companies of one of the Company’s shareholders	(ii)	280	—	—
Management services fee paid and payable to the immediate holding companies of the Company’s shareholders	(iii)	3,563	3,810	2,243
Transfer of leasehold land from the immediate holding company of one of the Company’s shareholders	(iv)	15,300	—	—
Purchase of right of use for a submarine cable from a fellow subsidiary of one of the Company’s shareholders	(v )	—	25,350	—
Operating and maintenance charges paid and payable to a fellow subsidiary of one of the Company’s shareholders	(vi)	—	671	1,584
Compensation payable to the immediate holding company of one of the Company’s shareholder for early termination of services and facilities lease	(vii)	—	—	13,500
Sale of plant and equipment, and other assets to the immediate holding company of one of the Company’s shareholders	(viii)	—	—	5,560
Sale of other assets to the fellow subsidiary of another shareholder of the Company	(viii)	—	—	6,800

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

12.	RELATED PARTY TRANSACTIONS (continued)

Notes:

(i)	The terms and conditions of these lease agreements were determined with reference to comparable market price.

(ii)	Management services fee income arose from a reimbursement of cost of service provided to group companies of one of the Company’s shareholders under the management services agreement.

(iii)	Management services fee paid and payable arose from a reimbursement of cost of service provided by the immediate holding companies of the Company’s shareholders under the management services agreement.

(iv)	The leasehold land, which is included in the construction in progress as at December 31, 2001 was transferred at the relevant portion of the original cost incurred by the immediate holding company of one of the Company’s shareholders..

(v)	The submarine cable was purchased at a mutually agreed price.

(vi)	Operating and maintenance charges were paid based on mutually agreed terms.

(vii)	As a result of the reorganization of the Company, the Company early terminated the services and facilities lease agreement and the immediate holding company of a Company’s shareholder received a compensation for the early termination of the agreement.

(viii)	As a result of the reorganization of the Company, plant and equipment, and other assets are sold to the immediate holding company of one of the Company’s shareholders and the fellow subsidiary of another shareholder of the Company. The directors consider that the proceeds from sales of plant and equipment, and other assets are arrived after arm’s length negotiation with reference to the valuation conducted by an independent valuation company.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

13.	SUPPLEMENTAL INFORMATION

(a)	Other operating revenues

Other operating revenues include the following:

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(unaudited)	(unaudited)
Exchange gain	7	214	6
Gain on disposal of property, plant and equipment and other assets	—	—	1,377
Management service income	280	—	—

(b)	Staff costs

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(unaudited)	(unaudited)
Contributions to/(refund from) defined contribution plan	162	285	(117)
Salaries, wages and other benefits	3,517	6,193	4,412

	3,679	6,478	4,295

(c)	Loss before income taxes

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(unaudited)	(unaudited)
Loss before income taxes has been arrived at after charging:
Amortization on other assets (included in administrative expenses)	—	1,550	772
Provision for bad debts	—	—	64
Compensation for early termination of services and facilities lease (included in administrative expenses)	—	—	13,500
Depreciation	259	2,559	2,080
Loss on disposal of property, plant and equipment	—	2	—

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

14.	CHANGE IN ACCOUNTING POLICY

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realisation was assured beyond reasonable doubt. With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the Hong Kong Society of Accountants, the Company adopted a new policy for deferred tax as set out in note 3(g). The effect of this change in accounting policy is not material and, therefore, the opening balances have not been restated.

15.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

(a)	Summary of Significant Differences Between HK GAAP and US GAAP

The Company’s accounting policies conform with generally accepted accounting principles in Hong Kong (“HK GAAP”) which differ in certain significant respects from those applicable generally accepted accounting principles in the United States of America (“US GAAP”)

The significant differences relate principally to the following items and the adjustments considered necessary to present the net loss and shareholders’ equity in accordance with US GAAP are set out below.

(i)	Investment properties revaluation and depreciation

Under HK GAAP, investment properties are stated at appraised values and are not depreciated. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserve in the shareholders’ equity. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the statement of income. Under US GAAP, investment properties are stated at cost and depreciated over the lease terms. Accordingly, the investment properties of the Company, which are stated at open market value, have been restated at historical cost less accumulated depreciation.

Depreciation in respect of investment properties has been based on the historical cost of the property held by the Company and the useful life of such property at 44 years. The gross historical cost of property held by the Company subject to depreciation under US GAAP which were not depreciated under HK GAAP at December 31, 2002 and 2003 amounted to HK$nil and HK$140,000, respectively. The adjustments represent the effects of reversal of revaluation and the depreciation charged under US GAAP.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

15.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(b)	Net loss

The effect on net loss of significant differences between HK GAAP and US GAAP is as follows:

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(unaudited)	(unaudited)
Net loss as reported under HK GAAP	(6,819)	(18,261)	(117,878)
Adjustment:
Investment property	—	—	(1,591)

Net loss as reported under US GAAP	(6,819)	(18,261)	(119,469)

(c)	Shareholders’ Equity

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

	December 31,
	2002	2003
	HK$	HK$
	(unaudited)
Shareholders’ equity as reported under HK GAAP	60,977	22,591
Adjustments:
Accumulated depreciation on investment property	—	(1,591)
Revaluation reserve	—	(14,000)

Shareholders’ equity as reported under US GAAP	60,977	7,000

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

15.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(c)	Shareholders’ Equity (continued)

The changes in shareholders’ equity in accordance with US GAAP is as follows:

	Capital	Accumulated
	stock	losses
	HK$	HK$
Balance at January 1, 2001 (unaudited)	—	(2,243)
New shares issued during the year	88,300	—
Net loss for the year	—	(6,819)

Balance at January 1, 2002 (unaudited)	88,300	(9,062)
Net loss for the year	—	(18,261)

Balance at December 31, 2002 (unaudited)	88,300	(27,323)
New shares issued during the year	65,492	—
Net loss for the year	—	(119,469)

Balance at December 31, 2003	153,792	(146,792)

(d)	Statements of income and balance sheets under US GAAP

The impairment loss on property, plant and equipment, and other assets is presented as part of costs and expenses under US GAAP.

The statements of income under US GAAP is as follows:

	Years ended December 31,
	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(unaudited)	(unaudited)
Total revenues	24,435	43,562	24,187	3,101
Total costs and expenses	33,445	62,590	145,520	18,656

Loss from operations	(9,010)	(19,028)	(121,333)	(15,555)
Other income
Interest income	1,872	539	130	17
Others-net	319	228	1,734	222

Net loss	(6,819)	(18,261)	(119,469)	(15,316)

Under US GAAP, the Company’s total assets were HK$174,738 and HK$157,636 at December 31, 2002 and 2003, respectively, and total liabilities were HK$113,761 and HK$150,636 at December 31, 2002 and 2003, respectively.

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

15.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(e)	Statements of Cash Flow

The Company applies Hong Kong Statement of Standard Accounting Practice No. 15 (revised 2001) “Cash Flow Statements” (“HK SSAP 15”). Its objectives and principles are similar to those set out in Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (“SFAS 95”). The principal differences between the standards relate to classification. Under HK SSAP 15, the Company presents its cash flows for (a) operating activities; (b) investing activities; and (c) financing activities. Dividend received and interest received under investing activities and interest paid under financing activities shown under HK SSAP 15 would be included as operating activities under SFAS 95, with the exception of distributions, which under SFAS 95 would be classified as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS 95 are as follows:

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(unaudited)	(unaudited)
Net cash (used in)/from operating activities:
Amount under HK GAAP	(10,300)	(17,516)	3,075
US GAAP adjustment - interest received	1,781	520	130

Amount under US GAAP	(8,519)	(16,996)	3,205

Net cash used in investing activities:
Amount under HK GAAP	(74,862)	(68,192)	(68,399)
US GAAP adjustment - interest received	(1,781)	(520)	(130)

Amount under US GAAP	(76,643)	(68,712)	(68,529)

Net cash from financing activities:
Amount under HK GAAP and US GAAP	116,961	43,000	74,400

APT SATELLITE TELECOMMUNICATIONS LIMITED

NOTES TO FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

15.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(f)	New pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“VIEs”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will adopt FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company does not believe the adoption of such interpretation will have a material impact on its results of operations or financial position.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. The Statement applies for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company does not believe the adoption of such statement will have a material impact on its results of operations or financial position.